

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Chao Xu
Legal Director
Xiao-I Corp
5/F, Building 2, No 2570, Hechuan Road, Minhang District
Shanghai, China 201101

Re: Xiao-I Corp
Registration Statement on Form F-3
Filed May 10, 2024
File No. 333-279306

Dear Chao Xu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Matt Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Fred A. Summer